

27 February 2008



08001081

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL



Re:     The Morgan Crucible Company plc – File No. 82-3387


Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

**PROCESSED**

**MAR 1 0 2008**

**THOMSON
FINANCIAL**

**Tracey Bigmore**
**Assistant Company Secretary**


Enclosure

The Morgan Crucible Company plc

Quadrant, 55-57 High Street, Windsor, Berkshire SL4-1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filings - Filing Letter - Master.doc

Registered in England & Wales at the above address. Company No. 286773

| | | | |
|---|---|---|---|
| **Company** | Morgan Crucible Co PLC | **ISSUER** The Morgan Crucible Company plc | **FILE NO.** 82- |
| **TIDM** | MGCR | 3387 | |
| **Headline** | Director/PDMR Shareholding | | |
| **Released** | 16:38 26-Feb-08 | | |
| **Number** | 80220 | | |

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).<br><br>DTR 3.1.2 R |
|---|---|---|---|
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR ANDREW FERGUSON GIVEN | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1<br><br>DIRECTOR NAMED IN 3 | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>ORDINARY SHARES OF 25P EACH |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>MR ANDREW FERGUSON GIVEN | 8. | State the nature of the transaction<br><br>PURCHASE |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>10,000 | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>0.004% |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |

| 1.2 | Price per share or value of transaction | 14. | Date and place of transaction |
|---|---|---|---|
| | 223p PER SHARE | | 26 FEBRUARY 2008 |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>10,000 SHARES, 0.004% | 16. | Date issuer informed of transaction<br><br>26 FEBRUARY 2008 |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| 17. | Date of grant<br><br>N/A | 18. | Period during which or date on which exercisable<br><br>N/A |
|---|---|---|---|
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>N/A |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>N/A |

| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>TRACEY BIGMORE<br>TEL.: 01753 837000 |
|---|---|---|---|

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**Name of authorised official of issuer responsible for making notification**
**TRACEY BIGMORE**
**Date of notification   26 FEBRUARY 2008**

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